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EXHIBIT 20.1


                                                           [HANOVER DIRECT LOGO]

FOR IMMEDIATE RELEASE

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
CONTACT:    Hanover Direct, Inc                   The MWW Group
            Edward M. Lambert                     Jamie Schwartz

            E.V.P & Chief Financial Officer       Rich Tauberman
            Tel: (201) 272-3325                   Tel: (201) 507-9500
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                HANOVER DIRECT ANNOUNCES BEST FIRST HALF RESULTS
                        FOR ONGOING OPERATIONS SINCE 1994


EDGEWATER, NJ, August 7, 2002 - Hanover Direct, Inc. today announced operating results for the 13- and 26-weeks ended June 29, 2002. The Company achieved the best first half results from ongoing operations as well as the first positive second quarter net earnings from ongoing operations since 1994.

Hanover Direct reported net earnings of $1.8 million for the 13-weeks ended June 29, 2002 compared with net earnings of $12.7 million for the comparable period last year. The results for the 13-week periods ended June 29, 2002 and June 30, 2001 include $0.3 million and $24.3 million, respectively, in after tax gains resulting from the sales of the Improvements business and the Kindig Lane Property in 2001. Prior to the recognition of these gains, pro forma net earnings for the 13-weeks ended June 29, 2002 improved by $13.1 million over the comparable period in 2001.

For the 26-weeks ended June 29, 2002, Hanover Direct, Inc. reported net earnings of $0.0 million compared with net earnings of $5.1 million for the comparable period last year. The results for the 26-week periods ended June 29, 2002 and June 30, 2001 include $0.3 million and $24.3 million, respectively, in after tax gains resulting from the sales of the Improvements business and the Kindig Lane Property. Pro forma net earnings for the 26-weeks ended June 29, 2002 improved by $18.9 million over the comparable period in 2001 when these gains are excluded.

The pro forma profit improvements of $13.1 million and $18.9 million for the 13- and 26-weeks ended June 29, 2002, respectively, are due to the successful implementation of the Company's continuing strategic business realignment, which resulted in reductions in all expense categories.
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Net (loss) per share was $(.01) and $(.05) applied to common shareholders for the 13- and 26-weeks ended June 29, 2002, respectively. The per share amounts were calculated after deducting the Series B Preferred Stock redemption price increases of $3.5 million and $6.4 million for the 13- and 26-weeks ended June 29, 2002, respectively. The weighted average number of shares outstanding used was 138,264,152 for the 13-week period ended June 29, 2002 and 138,244,591 for the 26-week period ended June 29, 2002.


Hanover Direct, Inc. also reported EBITDA of $5.0 million and $6.4 million for 13- and 26-week periods ended June 29, 2002, respectively. Excluding the after tax gains resulting from the sales of the Improvements business and the Kindig Lane Property, EBITDA improved over the prior year by $12.0 million and $16.4 million for the 13- and 26-week periods ended June 29, 2002, respectively.


Net revenues decreased $54.4 million (19.6%) for the 26-week period ended June 29, 2002 to $223.4 million from $277.8 million for the comparable period in 2001. This decrease was due in part to the sale of the Improvements business on June 29, 2001, which accounted for $34.1 million of the reduction in revenues for the 26-week period ended June 29, 2002. The discontinuance of the Domestications Kitchen & Garden, Kitchen & Home, Encore and Turiya catalogs contributed $6.0 million to the reduction in net revenues for the 26-week period ended June 29, 2002. An additional portion of the drop in revenues amounting to $0.7 million can be attributed to the Company's decision to scale back on its third party fulfillment business by focusing only on profitable operations. The remaining balance of the decrease in net revenues can be attributed to softness in demand primarily related to certain brands and planned reductions in unprofitable circulation.

A conference call with the management of Hanover Direct, Inc. to review the Fiscal 2002 first half operating results will be held on Thursday, August 8, 2002 at 1 p.m. Eastern Time. If you would like to participate in the call, please call 866-492-4377 (domestic) or 212-346-0147 (International) between 12:50 p.m. and 12:55 p.m. Eastern Time. A replay of the conference call will be available one hour after the call until 11:00 p.m. Eastern Time on August 9, 2002 and can be accessed by calling 800-633-8284 (domestic) or 402-977-9140 (International), Access Code #20800992.

ABOUT HANOVER DIRECT, INC.
Hanover Direct, Inc. (AMEX: HNV) and its business units provide quality, branded merchandise through a portfolio of catalogs and e-commerce platforms to consumers, as well as a comprehensive range of Internet, e-commerce, and fulfillment services to businesses. Hanover Brands, Inc. is comprised of the Company's catalog and e-commerce web site portfolio of home fashions, apparel and gift brands, including Domestications, The Company Store, Company Kids, Silhouettes, International Male, Scandia Down, and Gump's By Mail. The Company owns Gump's, a retail store based in San Francisco. Each brand can be accessed on the Internet individually by name. Keystone Internet Services, Inc. (www.keystoneinternet.com), the Company's third party fulfillment operation, also provides the logistical, IT and fulfillment needs of Hanover Brands, Inc. Information on Hanover Direct, including each of its subsidiaries, can be accessed on the Internet at www.hanoverdirect.com.